EMPIRE FINANCIAL HOLDING COMPANY

2170 West State Road 434-Suite 100

Longwood, FL 32779

Tel: 973.535.2717

Fax: 973.535.2829

January 26, 2007

Via Edgar and Mail

Timothy A. Geishecker, Esq.

Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4561

100 F Street, NE

Washington, DC 20549

Re:	Empire Financial Holding Company (“Empire”)

Registration No. 333-136822 on Form S-3/A

Gentlemen:

Empire hereby requests that the above Registration Statement become effective at 4:00 p.m. Eastern Time, on January 31, 2007, or as soon thereafter as practicable.

Empire acknowledges that:

•	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

The company may not assert staff comments and the declaration of effectiveness as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Empire Financial Holding Company

By:	/s/ Donald A. Wojnowski, Jr.
Donald A. Wojnowski, Jr.
Chief Executive Officer